Exhibit 99.1

Tiziana Life Sciences to Dose First Patient with Moderate Alzheimer’s Disease with Foralumab

NEW YORK, June 26, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that the U.S. Food and Drug Administration (FDA) has allowed intranasal foralumab to be used under an Expanded Access (EA) IND in its first patient with moderate Alzheimer’s disease. Expanded access IND’s provide a pathway for patients to gain access to investigational drugs, biologics, and medical devices used to diagnose, monitor, or treat patients with serious diseases or conditions for which there are no comparable or satisfactory therapy options available outside of clinical trials.

Howard L. Weiner, M.D., Principal Investigator, Chairman of Tiziana’s Scientific Advisory Board and co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system stated, “I am excited to treat this first patient with moderate AD with nasal foralumab as early as July. These patients have no other treatment options including newly approved anti-amyloid drugs and continue to deteriorate. Given that nasal foralumab dampens microglial inflammation in subjects with advanced progressive MS and microglial activation is a prominent feature of Alzheimer’s disease, Tiziana is hopeful that nasal foralumab will help slow the progression of cognitive decline in this first patient. We will work closely with FDA to evaluate the treatment responses in this patient with moderate AD while we initiate our Phase 2 study Alzheimer’s Disease in patients with early symptomatic disease.”

Gabriele Cerrone, Chairman, acting CEO and founder of Tiziana Life Sciences commented, “In addition to our previously announced IND clearance of the Phase 2a early symptomatic Alzheimer’s Disease study, this additional FDA clearance allows Tiziana to also study intranasal foralumab in patients with moderate Alzheimer’s Disease who do not qualify for approved therapies.” Gabriele Cerrone further commented, “Foralumab could be a potentially groundbreaking treatment for Alzheimer’s disease, given it targets the disease’s underlying pathology by addressing the resulting neuroinflammation caused by the accumulation of toxic proteins in the brain.”

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information please visit our website: www.tizianalifesciences.com

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120